Exhibit 21.1

Subsidiaries of Kailera Therapeutics, Inc.

Name	State or Other Jurisdiction of Incorporation or Organization

Kailera Securities Corporation	Massachusetts

Kailera Therapeutics Australia PTY Limited	Australia